UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

February 17, 2026

Commission File Number: 001-37968

YATRA ONLINE, INC.

Gulf Adiba, Plot No. 272,

4th Floor, Udyog Vihar, Phase-II,

Sector-20, Gurugram-122008, Haryana

India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Other Events

On February 17, 2026, THCL Travel Holding Cyprus Limited (“THCL”), a wholly owned subsidiary of Yatra Online, Inc. (the “Company”), sold 2,833,000 equity shares of Yatra Online Limited, the Company’s Indian subsidiary (“Yatra India”), representing approximately 1.8% of Yatra India’s outstanding share capital, in open market transactions (the “Share Sale”). Following the Share Sale, the Company, through its subsidiaries, holds approximately 62.6% of Yatra India’s outstanding share capital as of the date of this report. The proceeds from the Share Sale are intended to fund legal and compliance expenses of THCL and its group entities, including the Company.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YATRA ONLINE, INC.

Date: February 19, 2026	By:	/s/ Siddhartha Gupta
Siddhartha Gupta
Chief Executive Officer

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